
02050188


RECD S.E.C.
APR 29 2002
080

THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 10.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2002

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on April 26, 2002, announcing the Company's First Quarter 2002 results.


Compañía de Minas
Buenaventura

FOR IMMEDIATE RELEASE

For More Information Please Contact:
Roque Benavides or Carlos Galvez
Compañía de Minas Buenaventura S.A.A
51-1-419-2538 or 51-1-471-8337
e-mail: dhuguet@buenaventura.com.pe
Web site: http://www.buenaventura.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
e-mail: Patrick.Kilhaney@citigatedr-ny.com

COMPAÑIA DE MINAS BUENAVENTURA S.A.A ANNOUNCES FIRST QUARTER 2002 RESULTS

(Lima, Peru, April 26, 2002) - Compañia de Minas Buenaventura S.A.A. "Buenaventura" (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced net income of S/. 43.7 million for the three-month period ended March 31, 2002, or 31% less than the S/.63.1 million recorded in the corresponding quarter of 2001. The Company's operating profit was S/. 37.5 million during the first quarter of 2002, representing a 90% increase when compared to the S/. 19.8 million recorded in the corresponding quarter of 2001.

Sales

During the first quarter of 2002, Buenaventura reported total sales of S/. 137.1 million, compared to S/. 107.8 million during the same period of 2001. The higher sales revenue this quarter was due to an increase in the metal content sold, with a 27.6% increase in gold and a 10.2% increase in silver, as shown below.

Sales content for the three month period ended March 31

	2002	2001
Gold	62,734 oz	49,179 oz
Silver	3,112,469 oz	2,823,941 oz
Lead	5,234 MT	5,849 MT
Zinc	11,340 MT	12,838, MT

Average market price for gold during the first quarter of 2002 increased 5.7% when compared to the same period of 2001 (US$ 287.89/oz in first quarter of 2002, compared to US$ 272.31/oz in the first quarter of 2001). The price for silver fell 4.1% when compared to the same period of 2001 (US$ 4.42/oz during the first quarter of 2002, compared to US$ 4.62/oz in the first quarter of 2001). The price of zinc fell 22.3% (US$ 793.36/MT in the first quarter 2002, compared to US$ 1,021.25/MT in the first quarter of 2001).

Sales figures include hedge operation results, which represented a revenue of S/. 15.1 million in the first quarter of 2002, compared with S/. 16.1 in the same period of 2001.

Operations

In the first quarter of 2002, Uchuchacua increased its production by 5.3% (2,431,242oz silver in the first quarter of 2002, compared to 2,308,845 in the same period of 2001). The cash operating cost at Uchucchacua during the first quarter of 2002 was US$2.71 per ounce of silver, compared to US$2.88 in the same period of 2001. Orcopampa kept the same production level during the first quarter of 2002, as in the first quarter of 2001 (36,856 ounces of gold for the first quarter of 2002 and 36,524 ounces of gold in the first quarter of 2001). Orcopampa's cash cost in the first quarter of 2002 was US$170.51/oz of gold, or 13.6% higher than the US$ 150.09/oz of gold recorded in same quarter of 2001. Lack of rain in Arequipa led to an increase in fuel consumption at Orcopampa in order to generate thermoelectric power in January and February of 2002.

Antapite, which began production in July of 2001, produced 17,851 oz of gold during the first quarter of 2002 at a cash operating cost of US$136.13/oz.

Buenaventura's total production, which includes 100% of its operating units, 78.06% of the production of the Ishihuinca and Antapite mines, 30.45% of the production of El Brocal, and 100.0% of the production of Cedimin, was:

	1Q 2001	1Q 2002	Var %
Silver	2,896,613 oz	3,064,133 oz	5.8 %
Gold	44,148 oz	58,830 oz	33.3 %
Zinc	6,873 MT	8,612 MT	25.3 %
Lead	3,188 MT	3,316 MT	4.0 %

Earnings

Earnings per ADS for the three-month period ended March 31, 2002 were US$ 0.20, compared to US$ 0.29. during the corresponding 2001 period.

Non-consolidated affiliates

Buenaventura's income from non-consolidated affiliates, attributable mainly to Yanacocha, was S/. 29.4 million during the first quarter of 2002, compared to S/. 50.0 million in the corresponding period in 2001. According to mining plans, Yanacocha produced 471,467 oz in the first quarter of 2002 at US$ 146/oz, compared to 437,444 oz at US$ 115/oz. in the first quarter of 2001. This cash cost is the result of producing ore with only 0.67 gr/MT content as planned. However, an annual production plan of 2.3 million oz, which considers higher grade ore and a lower stripping ratio, will permit an average cash cost of less than US$ 130/oz in year 2002, as Newmont has already announced.

Explorations

The exploration season in Peru has already started and we foresee intensive activities in this area during 2002. Buenaventura's exploration budget for this year will be around US$ 8 million.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The Company focuses on exploration and production through its wholly-owned mines, as well as through its participation in joint exploration projects. Buenaventura currently operates four mines in Peru, has controlling interests in two mining companies, which own two mines in Peru, and has minority interests in several other mining companies in Peru. The Company has a significant ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold. Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Certain statements in this press release that state Buenaventura's or management's intentions, expectations or predictions of the future are "Forward-looking Statements" as that term is defined under United States Federal Securities Laws. "Forward-looking

Statements" are subject to risks, uncertainties and other factors, which could cause actual events to differ materially from those stated in such statements, and there can be no assurance that estimates of future results will be achieved. Important factors that could cause actual results to differ materially from those in the "Forward-looking Statements" are discussed in Buenaventura's most recent 20-F, filed by Buenaventura with the United States Securities and Exchange Commission.

Exchange rate as of March 31, 2002: S/. 3.446/US$1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance Sheets

As of December 31, 2001(audited) and March 31, 2002 (unaudited)

	2001 S/(000)	2002 S/(000)	2002 US$(000)
Assets			
Current assets			
Cash and cash equivalents	83,552	103,788	30,118
Trade and other accounts receivable, net	66,232	88,249	25,609
Accounts receivable from affiliates	26,532	21,720	6,302
Inventories, net	70,331	65,648	19,050
Current portion of prepaid taxes and expenses	22,397	14,408	4,181
Total current assets	269,044	293,813	85,260
Long-term accounts receivable	-	3,101	900
Prepaid taxes and expenses	21,450	22,043	6,397
Investments	897,489	930,435	270,004
Property, plant and equipment, net	348,150	350,651	101,756
Development costs and mineral lands, net	130,718	131,758	38,235
Mining concessions, net	181,798	177,810	51,599
Total assets	1,848,649	1,909,611	554,151
Liabilities and shareholders' equity, net			
Current liabilities			
Bank loans	108,803	83,028	24,094
Trade accounts payable	34,694	29,744	8,631
Accounts payable to affiliates	1,044	21	6
Other current liabilities	48,072	80,945	23,490
Current portion of long-term debt	6,953	8,241	2,391
Total current liabilities	199,566	201,979	58,612
Deferred income tax and workers' profit sharing	12,689	14,777	4,288
Long-term debt	129,911	131,170	38,064
Total liabilities	342,166	347,926	100,964
Minority interest	29,044	41,643	12,084
Shareholders' equity, net			
Capital stock, common shares - Series A	57,162	185,782	53,912
Capital stock, common shares - Series B	123,743	405,397	117,643
Investment shares	488	1,599	464
Additional capital	508,754	527,806	153,165
Legal reserve	36,181	40,654	11,797
Retained earnings	763,986	362,876	105,304
Cumulative translation adjustment	5,774	10,586	3,072
Treasury shares	(18,649)	(14,658)	(4,254)
Total shareholders' equity, net	1,477,439	1,520,042	441,103
Total liabilities and shareholders' equity, net	1,848,649	1,909,611	554,151

Exchange rate as of March 31, 2001: S/. 3.446 / US 1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month periods ended March 31, 2001 and 2002

	2001 S/(000)	2002 S/(000)	2002 US$(000)
16 Operating revenues			
Net sales	107,795	137,110	39,788
Royalty income	12,806	14,834	4,305
17 Total revenues	120,601	151,944	44,093
Costs of operation			
Operating costs	59,593	76,377	22,119
Exploration and development costs in operative mining sites	8,916	11,716	3,445
Total costs of operation	68,509	88,093	25,564
Gross margin	52,092	63,851	18,529
Operating expenses			
General and administrative	13,671	14,556	4,224
Exploration costs in non-operative mining areas	9,065	3,574	1,037
Sales	6,261	5,345	1,551
Royalties	3,308	2,894	840
Total operating expenses	32,305	26,369	7,652
18 Operating income	19,787	37,482	10,877
Other income (expenses)			
Share in affiliated companies	50,021	29,425	8,539
Gain from exposure to inflation	224	169	49
Financial, net	(93)	(1,759)	(511)
Amortization of mining concessions	(1,523)	(3,988)	(1,157)
Loss from sale of shares in subsidiary	-	(6,453)	(1,873)
Other, net	(385)	(3,738)	(1,085)
Total other income, net	48,244	13,656	3,962
Income before income tax and minority interest	68,031	51,138	14,839
Income tax	(3,699)	(5,587)	(1,621)
Income before minority interest	64,332	45,551	13,218
Minority interest	(1,253)	(1,861)	(540)
Net income	63,079	43,690	12,678
Basic and diluted net income per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.50	0.34	0.10
Weighted average number of shares outstanding	126,252,152	127,225,692	127,225,692

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-month periods ended March 31, 2001 and 2002

	2001 S/(000)	2002 S/(000)	2002 US$(000)
Operating activities			
Collection from customers	92,340	128,445	37,274
Collection of dividends	14,908	-	-
Collection of royalties, net	10,343	12,021	3,488
Payment to suppliers and third parties	(53,154)	(48,584)	(14,099)
Payment to employees	(24,778)	(26,432)	(7,670)
Payment of interest, net	(93)	(1,212)	(352)
Payment of income tax	(3,336)	(3,499)	(1,015)
Net cash provided by operating activities	36,230	60,739	17,626
Exploration and development expenditures	(22,377)	(20,617)	(5,983)
Purchase of investments	(4,642)	(3,741)	(1,086)
Purchase of property, plant and equipment	(14,524)	(18,031)	(5,232)
Proceeds from sale of property, plant and equipment	-	1,989	577
Net cash used in investing activities	(41,543)	(40,400)	(11,724)
Financing activities	64,970	(799)	(232)
Net increase in cash during the period	59,657	19,540	5,670
Loss (gain) from exposure to inflation of cash and cash equivalents	(109)	696	202
Cash and cash equivalents at beginning of period	21,538	83,552	24,246
Cash and cash equivalents at period-end	81,086	103,788	30,118

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.



By: ______________________________
Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: April 29 , 2002